SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

October 22, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: PARTNER COMMUNICATIONS REPORTS THE POSTPONEMENT OF THE 4G TENDER SUBMISSION DATE BY THE TENDER COMMITTEE

PARTNER COMMUNICATIONS REPORTS THE
POSTPONEMENT OF THE 4G TENDER SUBMISSION DATE
BY THE TENDER COMMITTEE

Rosh Ha’ayin, Israel, October 22, 2014 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, reports that on October 21, 2014, the tender committee appointed in connection with the 4G frequencies tender (the "Tender"), postponed to November 13, 2014, the date for submitting basic proposals to participate in the Tender.  Partner believes that the tender committee’s decision was motivated in part by regulatory issues that may be raised regarding cross-ownership within the Israeli telecommunications industry, including among Partner’s “Israeli Entities”. As defined in Partner’s general license for the provision of mobile radio telephone services using the cellular method (MRT) (the "License"), the term “Israeli Entities” means the Israeli founding shareholders or their approved substitutes.

In 2005, the Israeli founding shareholders - the Israeli Entities at that time - entered into a shareholders’ agreement (the “Agreement”), which includes an arrangement for appointing an Israeli director (the “Arrangement”). One of the current Israeli Entities, that holds approximately 0.91% of Partner’s outstanding shares, is Hot Net Internet Services Ltd. ("Hot"), which is part of the Hot Group; the Hot Group also owns a competing cellular operator. If Hot is deemed a party to the Arrangement and, further, is considered as holding its shares in Partner “jointly” with the other Israeli Entities for purposes of the Israeli Communications Law (Telecommunications and Broadcasting), 1982 (the "Communications Law") and the Company’s License, it may be considered as an “interested party” in the Company. As a result, questions could arise regarding compliance with Partner’s License provisions prohibiting cross-ownership by Hot and, consequently, regarding the Company’s satisfaction of requirements for the Tender.

The Company's position, which is based, among others, on a legal opinion from outside counsel, is that the Arrangement is not valid; the Company does not give effect to the Arrangement, and it acts according to the provisions of its License and Articles of Association in connection with the appointment of the Israeli director. Furthermore, based in part on a legal opinion from outside counsel, the Company believes that the Arrangement does not establish a "joint holding" of the Israeli Entities for purposes of the Communications Law (and the licenses granted thereunder).  Based on the past history of the Israeli Ministry of Communication (the “MOC”) in resolving cross-ownership issues within the telecommunications industry, the public policy interest of maintaining and increasing competition among telecommunication operators, and the legal opinions that the Company has received, the Company does not anticipate that the MOC will adopt measures which would result in a material adverse impact on the Company's business. Partner is taking action to clarify that the MOC’s position is in line with this expectation.  In the unexpected event the MOC takes a different position and raises issues of compliance by the Israeli Entities with the Company’s License and/or the Communications Law, there might be a material adverse impact on the Company’s business.

The Company also announces that the Israel Securities Authority (the “ISA”) notified the Company, in reply to a preliminary application by the Company to the ISA, of its position that the Arrangement among the Israeli Entities constitutes a “joint holding” of the Company’s shares by the parties to the Agreement.  However, the ISA noted that it is not expressing a position regarding either the validity of the Agreement or its application to any of the current Israeli Entities in the Company. As stated above, the Company’s position is that the Arrangement (included in the Agreement) is not valid, and the Company does not give effect to the Arrangement in connection with the appointment of the Israeli director.  In addition, the ISA determined generally that, for the purpose of examining control of the Company, the holdings of the controlling shareholder group should not be attributed to the Israeli Entities.

For further information regarding the Israeli Entities and the Arrangement, see the Company's 2013 Annual Report on Form 20-F - "Item 6C.1 Terms of Directors", "Item 7A. Major Shareholders”, footnote no. 6 to the Shareholders table, and “Item 7B.1 Relationship Agreement”.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, in particular about the policy and interpretations of the MOC as regards the application of the Israeli Communications Act and the Company’s License to the Arrangement among the Israeli Entities. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: October 22, 2014